EXHIBIT 3.1i

Certificate of Amendment
(Pursuant to NRS 78.385 and 78.390)

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

FOR NEVADA PROFIT CORPORATIONS

(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Clean Enviro Tech Corp.

2. The articles have been amended as follows: Section 4.01, Article IV, of the Articles of Incorporation of the corporation is deleted in its entirety and the following is substituted therefor:

“Article IV

Section 4.01. The corporation shall have authority to issue a total of Two Hundred Sixty Million (260,000,000) shares, of which Two Hundred Fifty Million (250,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Ten Million (10,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: (optional)

5. Officer Signature:	/s/ Liudmilla Voinarovska
Liudmilla Voinarovska, Chief Executive Officer